SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )(1)

Gasco Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

367220100

(CUSIP Number)

7979 E. Tufts Ave., Suite 1150

Denver, Colorado 80237

Attention: Diane Westerburg

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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1.	Names of Reporting Persons Orogen Energy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization, Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,692,288,318

	9.	Sole Dispositive Power 3,846,144,159

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,692,288,318

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons Markham LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization, Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,692,288,318

	9.	Sole Dispositive Power 3,846,144,159

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,692,288,318

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 367220100	13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Gasco Energy, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 7979 E. Tufts Ave., Suite 1150, Denver, Colorado 80237.

Item 2.	Identity and Background.

This Schedule 13D is being filed by and on behalf of Orogen Energy, Inc., a Delaware corporation (“Orogen”), and Markham LLC, a Delaware limited liability company (“Markham” and, collectively with Orogen, the “Reporting Persons”).

Orogen’s principal business involves making and managing oil and gas investments.  The address of Orogen’s principal business and principal office is 1 Riverway, Suite 610, Houston, Texas 77056.  Orogen is owned 100% by Dorrier Equities LP, a Texas limited partnership (“Dorrier Equities”), of which the general partner is Dorrier Management Trust, a Texas trust (“DMT”), of which John Dorrier, a natural person, serves as the sole trustee.  John Dorrier serves as the sole director and the Chairman and CEO of Orogen.  Orogen, Dorrier Equities, DMT, and John Dorrier are collectively referred to herein as the “Orogen Group.”

Markham was formed by Zoran Limited, a private limited company organized in the United Kingdom (“Zoran”), solely for the purpose of acquiring the securities of the Issuer.  Since its formation, Markham has only conducted activities related to the acquisition of the securities of the Issuer.  The following persons serve as executive officers and managers of Markham: Julian McIntyre, a natural person, is a Manager and the President; and Venkat Siva, a natural person, is a Manager, and the Vice President and Secretary.  Markham is owned 100% by Zoran, which is owned 100% by Yumi Hattori McIntyre, a natural person (“Yumi McIntyre”).  Venkat Siva serves as the sole director of Zoran, which currently has no officers.  The address of Markham’s principal business and principal office is 30A Brook Street, London W1K 5DJ.  Markham, Zoran, Julian McIntyre, Venkat Siva and Yumi McIntyre are collectively referred to herein as the “Markham Group.”

Orogen Group

The address of Dorrier Equities’ principal business and principal office is 1 Riverway, Suite 610, Houston, Texas 77056.  Dorrier Equities’ principal business involves making and managing investments.

The address of DMT’s principal business and principal office is 1 Riverway, Suite 610, Houston, Texas 77056.  DMT’s principal business involves making and managing investments.

The business address of John Dorrier is 1 Riverway, Suite 610, Houston, Texas 77056.  John Dorrier’s principal occupation is serving as Chairman and CEO of Orogen.  John Dorrier is a citizen of the United States.

During the last five years, no members of the Orogen Group have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a

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civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Markham Group

The address of Zoran’s principal business and principal office is c/o McIntyre Partners, 30A Brook Street, London W1K 5DJ.  Zoran’s principal business involves serving as a holding company for Markham.

The business address of Julian McIntyre is c/o McIntyre Partners, 30A Brook Street, London W1K 5DJ.  Julian McIntyre’s principal occupation is that of a private investor.  Julian McIntyre is a citizen of the United Kingdom.

The business address of Venkat Siva is c/o McIntyre Partners, 30A Brook Street, London W1K 5DJ.  Venkat Siva’s principal occupation is that of a private investor.  Venkat Siva is a citizen of India.

The business address of Yumi McIntyre is c/o McIntyre Partners, 30A Brook Street, London W1K 5DJ.  Yumi McIntyre’s principal occupation is that of a private investor.  Yumi McIntyre is a citizen of Japan.

During the last five years, no members of the Markham Group have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used to acquire the 7,692,288,318 shares of Common Stock beneficially owned by the Reporting Persons was (i) the extension of credit to the Issuer in the maximum principal amount of $5,000,000 in the form of a revolving credit facility to fund certain working capital requirements of the Issuer, pursuant to that certain Credit Agreement, dated effective October 18, 2013, by and among the Issuer, the Reporting Persons from time to time party thereto and Orogen, as agent (the “Credit Agreement”), and (ii) the transfer by the Reporting Persons to the Issuer of (A) the Issuer’s 5.5% Convertible Senior Notes due 2015 (“Notes”), representing 100% of the issued and outstanding Notes with an aggregate outstanding principal amount of $45,168,000, and (B) 182,065 shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.001 per share (“Series C Shares”), each pursuant to the Securities Purchase Agreement, dated as of October 18, 2013, by and among the Reporting Persons and the Issuer (the “Securities Purchase Agreement”).  Pursuant to the Note Purchase Agreements (as defined below), the Reporting Persons paid an aggregate of $14,000,000 for the Notes, of which $7,000,000 was paid by each Reporting Person, and paid an aggregate of $125,000 for the Series C Shares, of which $62,500 was paid by each Reporting Person.  The source of the funds for the purchase of the Notes and the Series C Shares was cash on hand and capital contributions to the

CUSIP No. 367220100	13D

Reporting Persons.  Prior to the acquisitions of the Notes and Series C Shares, the Reporting Persons did not exercise control or direction over any shares of Common Stock.

The Credit Agreement is filed as Exhibit 7(c) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.  The Securities Purchase Agreement is filed as Exhibit 7(a) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

Item 4.	Purpose of the Transaction.

The purpose of the Reporting Persons’ entry into the Agreements (as defined below) was for the Reporting Persons to acquire control of the Issuer, reorganize the Issuer’s board of directors and capital structures to reduce outstanding debt and operating costs, and provide capital to fund the Issuer’s immediate working capital requirements.  The Reporting Persons may take further actions to reduce operating costs, including costs associated with complying with requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Sarbanes-Oxley Act, by engaging in a “going private” transaction with the Issuer.

The Reporting Persons currently hold the shares of Common Stock and Series D Preferred Stock for the purpose of investment and influencing management, and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock or Series D Preferred Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, each Reporting Person may, from time to time, transfer shares of Common Stock or Series D Preferred Stock to Permitted Transferees (as defined in the Stockholders Agreement) acquire or cause affiliates to acquire additional shares of Common Stock or Series D Preferred Stock, dispose of some or all of its Common Stock or Series D Preferred Stock, or continue to hold Common Stock or Series D Preferred Stock (or any combination or derivative thereof), subject to the terms and conditions of the Stockholders Agreement. In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements or causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  As a result, the Reporting Persons may take positions with respect to and seek to have one or more of the Director Nominees (as defined below) influence the decision of the Issuer’s board of directors regarding the matters discussed above.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

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Item 5.	Interest in Securities of the Issuer.

(a)                                 The Reporting Persons each beneficially own 7,692,288,318 shares of Common Stock, representing 97.9% of the outstanding Common Stock and consisting of the beneficial ownership of (i) 393,550,372 shares of Common Stock acquired pursuant to the Securities Purchase Agreement; (ii) 50,000 shares of Series D Preferred Stock, which are convertible into 7,295,744,128 shares of Common Stock (subject to authorization of additional shares of Common Stock), acquired pursuant to the Securities Purchase Agreement, (iii) 250,000 shares of Common Stock acquired pursuant to the Credit Agreement and (iv) 2,743,818 shares of Common Stock acquired pursuant to the terms of certain of the Note Purchase Agreements (as defined below).

(b)                                 The Reporting Persons each have the shared power to vote or direct the vote of 7,692,288,318 shares of Common Stock pursuant to the terms and conditions of the Stockholders Agreement (as defined below).  The Reporting Persons each have the sole power to dispose or direct the disposition of 3,846,144,159 shares of Common Stock; however, such power is subject to the terms and conditions of the Stockholders Agreement.

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 17, 2013, the Reporting Persons and certain noteholders of the Issuer, entered into certain Purchase and Sale Agreements (the “Note Purchase Agreements” and, collectively with the Credit Agreement and the Securities Purchase Agreement, the “Agreements”) pursuant to which, among other things, the Reporting Persons acquired (i) $45,168,000 in aggregate outstanding principal amount of the Notes, representing 100% of the issued and outstanding Notes, (ii) the Series C Shares, representing 100% of the issued and outstanding Series C Convertible Preferred Stock of the Issuer, and (iii) 2,743,818 shares of Common Stock.  Such securities represented beneficial ownership of less than ten percent of the issued and outstanding Common Stock pursuant to the limitations set forth in the indenture governing the Notes and the certificate of designation governing the Series C Shares.

The Note Purchase Agreements are filed as Exhibits 7(d) — 7(k) hereto and are incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

On October 18, 2013, in exchange for the issuance of 250,000 shares of Common Stock by the Issuer to the Reporting Persons, the Issuer and the Reporting Persons entered into the Credit Agreement, pursuant to which, among other things, the Reporting Persons extended credit to the Issuer in the maximum principal amount of $5,000,000 in the form of a revolving credit facility to fund certain working capital requirements of the Issuer.  On October 18, 2013, the Issuer

CUSIP No. 367220100	13D

borrowed $2,500,000 under the Credit Agreement, which was used for general corporate purposes, leaving the Issuer with $2,500,000 of credit availability under the Credit Agreement, subject to the terms and conditions thereof.

The Credit Agreement is filed as Exhibit 7(c) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

On October 18, 2013, following the consummation of the transactions contemplated by the Credit Agreement, the Issuer and the Reporting Persons entered into the Securities Purchase Agreement, pursuant to which, in exchange for the Reporting Persons transferring the Notes and the Series C Shares to the Issuer, the Issuer issued to the Reporting Persons an aggregate of (i) 393,550,372 shares of Common Stock and (ii) 50,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”) of the Issuer which Series D Preferred Stock was created pursuant to the Certificate of Designation filed by the Issuer on October 15, 2013 with the Secretary of State of the State of Nevada (the “Certificate of Designation”).  The Notes and the Series C Shares were cancelled following their acquisition by the Issuer.

The Securities Purchase Agreement is filed as Exhibit 7(a) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

Each share of the Series D Preferred Stock is convertible into 145,914.88 shares of Common Stock, or an aggregate of 7,295,744,128 shares of Common Stock at an exercise price of $0.0006853311 per share of Common Stock.  The Series D Preferred Stock also ranks senior to all existing preferred stock and Common Stock of the Issuer with respect to dividend rights, redemption rights and rights upon liquidation.  From and after the date of the issuance of any shares of Series D Preferred Stock, dividends accrue on each share at the rate of 10% per annum of the Series D Preferred Stock’s stated value of $100 per share, plus accrued but unpaid dividends, compounded quarterly.  If the Issuer is liquidated and the assets and funds available for distribution among the holders of Series D Preferred Stock are insufficient to permit the payment in full of the liquidation value of all of the outstanding Series D Preferred Stock, then the entire assets and funds of the Issuer will be distributed ratably in respect of the holders of Series D Preferred Stock.  Beginning one year and one day after the original date of issuance, the Purchasers can require that the Issuer redeem the outstanding shares of Series D Preferred Stock at a redemption price equal to the stated value of $100 per share, plus accrued and unpaid dividends.  The shares of Series D Preferred Stock are entitled to vote on an as-converted basis with the holders of the Common Stock on any matter presented to the holders of the Common Stock for their action or consideration.  The Series D Preferred Stock is subject to anti-dilution protection as well as certain protective provisions.

The Certificate of Designation is filed as Exhibit 7(b) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

Immediately after the consummation of the transactions contemplated by the Securities Purchase Agreement, the Issuer accepted the resignations of Richard J. Burgess, Charles B. Crowell, Steven D. Furbush and John A. Schmit from all positions with the Issuer and its Subsidiaries, including their positions as officers, managers and directors.  On October 18, 2013, subsequent to such resignations, the Board acted by written consent to elect G. Wade Stubblefield

CUSIP No. 367220100	13D

(“Stubblefield”) to serve as a director of the Issuer as well as L. Edward Parker (“Parker” and together with Stubblefield, the “Director Nominees”) to serve as a director of the Issuer upon the Issuer’s compliance with Rule 14f-1 promulgated under the Exchange Act.

On October 18, 2013, the Reporting Persons entered into that certain Stockholders Agreement (the “Stockholders Agreement”), pursuant to which, among other things, the Reporting Persons agreed to do the following while the Issuer is a public company: (i) set the size of the Board at three directors, (ii) elect as a director of the Issuer Richard Langdon, who currently serves as the Issuer’s interim Chief Executive Officer, (iii) elect as directors of the Issuer two other individuals not otherwise an Affiliate (as defined therein) of the Issuer or of any of the Reporting Persons each of whom is mutually acceptable to the holders two-thirds or more of the aggregate number of votes entitled to be cast in the election of the Issuer’s directors by all stockholders of the Issuer.

If the Issuer becomes privately-held, the Reporting Persons agreed to set the size of the Board at seven directors consisting of three directors designated by Markham, three directors designated by Orogen and the then-current Chief Executive Officer.  In addition, the Reporting Persons agreed to amend the Issuer’s charter to have sufficient shares of Common Stock available for conversion of all of the shares of Series D Preferred Stock and vote all shares owned by the Reporting Persons to ensure that no major company actions shall be taken by the Issuer unless approved by the prior vote of two-thirds or more of the aggregate number of votes entitled to be cast in the election of the Issuer’s directors by all stockholders of the Issuer.

The Reporting Persons agreed to certain transfer restrictions with respect to their ownership interest in the Issuer, including the following: (i) each Reporting Person has the right of first refusal if the other Reporting Person receives an offer from a third party to purchase all of the Reporting Person’s shares in the Issuer, and (ii) each Reporting Person has a tag-along right to participate on the same terms in the sale of any of the other Reporting Person’s shares in the Issuer.

The Stockholders Agreement is filed as Exhibit 7(l) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

On October 28, 2013, the Reporting Persons, John Dorrier, Julian McIntyre, Venkat Siva, Yumi McIntyre entered into that certain Schedule 13D Group Filing Agreement (the “Group Filing Agreement”), pursuant to which, among other things, the parties agreed to (i) jointly file this Schedule 13D as a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated by the Securities Exchange Commission thereunder, (ii) make certain representations and warranties with respect to the accuracy of the information provided in this Schedule 13D and (iii) provide notice to the other parties thereto of any changes in material facts included in this Schedule 13D.

The Group Filing Agreement is filed as Exhibit 7(m) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

CUSIP No. 367220100	13D

Item 7.	Material to be Filed as Exhibits.

7(a)                          Securities Purchase Agreement, dated as of October 18, 2013, by and among Markham LLC, Orogen Energy, Inc. and Gasco Energy, Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Form 8-K dated October 15, 2013, filed on October 21, 2013, File No. 001-32369).

7(b)                          Certificate of Designation for Series D Convertible Preferred Stock filed October 15, 2013 with the Secretary of State of the State of Nevada (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Form 8-K dated October 15, 2013, filed on October 21, 2013, File No. 001-32369).

7(c)                           Credit Agreement, dated effective October 18, 2013, by and among Gasco Energy, Inc., Orogen Energy, Inc. and Markham LLC (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated October 15, 2013, filed on October 21, 2013, File No. 001-32369).

7(d)                          Purchase and Sale Agreement, dated as of October 17, 2013, by and among Kellogg Capital Markets LLC, Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(e)                           Purchase and Sale Agreement, dated as of October 17, 2013, by and among Quintessence Associates LP, Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(f)                            Purchase and Sale Agreement, dated as of October 17, 2013, by and among QVT Onshore LP, Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(g)                           Purchase and Sale Agreement, dated as of October 17, 2013, by and among Sacramento Park LLC, Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(h)                         Purchase and Sale Agreement, dated as of October 17, 2013, by and among Southpaw Credit Opportunity Master Fund LP, Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(i)                              Purchase and Sale Agreement, dated as of October 17, 2013, by and among Kings Road Holdings XIII Ltd., Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(j)                             Purchase and Sale Agreement, dated as of October 17, 2013, by and among AQR Absolute Return Master Account, L.P., Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(k)                          Purchase and Sale Agreement, dated as of October 17, 2013, by and among CNH CA Master Account, L.P., Markham LLC, Orogen Energy, Inc. and Surrey Energy Capital, LLC.

7(l)                              Stockholders Agreement, dated October 18, 2013, by and among Markham LLC, Orogen Energy, Inc. and any subsequent investors, or transferees, who become parties thereto.

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7(m)                      Schedule 13D Group Filing Agreement, dated October 28, 2013, by and among Markham LLC, Orogen Energy, Inc., Zoran Limited, Julian McIntyre, Yumi Hattori McIntyre, Venkat Siva, Dorrier Equities LP, Dorrier Management Trust and John Dorrier.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  October 28, 2013

OROGEN ENERGY, INC.

By:	/s/ John Dorrier
Name:	John Dorrier
Title:	Chairman and CEO

MARKHAM LLC

By:	/s/ Venkat Siva
Name:	Venkat Siva
Title:	Manager